LL RMS



17017008

Securities and Exchange
MAR 28 2017
RECEIVED

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44659 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andrew Garrett Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 5th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jamie Mitchell (646) 708-9672
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blanchfield, Meyer, Kober + Rizzo, LLP
(Name – *if individual, state last, first, middle name*)

1200 Veterans Highway (Address) Hauppauge (City) NY (State) 11788 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jamie Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrew Garrett Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MICHAEL VINCENT CICERO
Notary Public - State of New York
NO. 01CI6349022
Qualified in New York County
My Commission Expires Oct 11, 2020

Signature

CAO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ANDREW GARRETT, INC.

# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2016

**with**

# INDEPENDENT AUDITORS' REPORT

ANDREW GARRETT, INC.

**For the year ended December 31, 2016**

## CONTENTS

**BMKR, LLP**
Certified Public Accountants

1200 Veterans Memorial Highway, Suite 350, Hauppauge, NY 11788

T 631-293-5000
F 631-234-4272



Thomas G. Kober CPA
Alfred M. Rizzo CPA
Joseph Mortimer CPA

Charles W. Blanchfield CPA (Retired)
Bruce A. Meyer CPA (Retired)

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Andrew Garrett, Inc.

We have audited the accompanying statement of financial condition of Andrew Garrett, Inc. as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Andrew Garrett, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrew Garret, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of Andrew Garret, Inc.'s financial statements. The supplemental information is the responsibility of Andrew Garret, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BMKR, LLP

*BMKR LLP*

Hauppauge, NY

March 10, 2017

**ANDREW GARRETT, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2016**

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 905.973 |
| Deposit with clearing organization | 50,000 |
| Receivables from broker dealers and clearing organizations | 504,191 |
| Prepaid expenses | 79,630 |
| Property and equipment, net | - |
| Other receivables | 94,982 |
| Other securities | - |
| Security deposits | 54,275 |
| **Total assets** | $ 1,689,051 |
| **Liabilities and stockholders' equity** | |
| Liabilities: | |
| Accrued commissions | $ 452,512 |
| Accounts payable and accrued expenses | 689,607 |
| Deferred rent | 34,654 |
| Deferred revenues | 6,391 |
| **Total liabilities** | 1,185,164 |
| Commitments, contingencies and guarantees: | |
| Subordinated borrowings | 200,000 |
| Stockholders' equity: | |
| Common stock- no par value; voting; 1,000 shares issued and outstanding | 445,336 |
| Additional paid-in capital | 4,375,408 |
| Accumulated deficit | (4,516,857) |
| **Total stockholders' equity** | 303,887 |
| **Total liabilities and stockholders' equity** | $ 1,689,051 |

See accompanying notes to financial statements.

**ANDREW GARRETT, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2016**

## 1. Organization and nature of business

Andrew Garrett, Inc. ("the Company") formerly known as Midwest Discount Brokers, Inc., was incorporated in the State of Missouri on March 18, 1992. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker-dealer in July 1992. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

In November 2001, the Company merged with Andrew Garrett Acquisition Corporation. Andrew Garrett Acquisition Corporation, a Delaware Corporation, and affiliate of Andrew Garrett Holding Corporation D/B/A Andrew Garrett, Inc. of New York, was formed for the sole purpose of acquiring all of the outstanding common stock of the existing Midwest Discount Brokers, Inc. Immediately subsequent to the acquisition of the stock of Midwest Discount Brokers, Inc., the two Corporations completed a merger of the two existing Corporations. At the time of the merger, Andrew Garrett Acquisition Corporation had no assets or liabilities; all assets having been expended in the stock acquisition and no liabilities incurred in said stock acquisition.

Upon completion of the merger the surviving entity cancelled all of the prior outstanding stock certificates; changed the authorized share of common stock from the prior authorized common stock to 1,000 shares of no par value stock and issued the new 1,000 shares. The surviving entity changed its corporate name from "Midwest Discount Brokers, Inc." to "Andrew Garrett, Inc." and filed the election with the Secretary of State for the Company to operate under the name "Andrew Garrett, Inc." to facilitate the continuing operations with customers and suppliers.

## 2. Summary of significant accounting policies

### Basis of presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

### Accounting standards

During 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became effective and superseded prior existing financial accounting standards and is now the single source of authoritative U.S. generally accepted accounting principles (GAAP). The Codification does not change previous GAAP and, accordingly, its adoption did not have a material impact on the Company's financial statements.

## 2. Summary of significant accounting policies (continued)

### Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which at times may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

### Securities transactions

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

### Investment banking

Investment banking fee income represents fees earned from providing merger and acquisition, financial restructuring advisory services, and acting as sales agent for issuing company's securities.

### Accounting Method

Revenue and related expenses are recorded when earned on an accrual basis of accounting.

## 2. Summary of significant accounting policies (continued)

### Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

### Rent expense and deferred rent payable

Rent expense is recognized over the non-cancelable term of the lease agreement. The lease agreement generally includes rent holidays, rent escalation, and renewal periods at the Company's option. The Company recognizes rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space for construction and other purposes. For the year ended December 31, 2016, the difference between rent expense recognized using the straight-line method and the contractual payments of rent in accordance with the lease, totaling $36,654, was included in the accompanying statement of financial condition.

### Income taxes

Income taxes are based on taxable income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's U.S. Federal and state income taxes prior to 2012 are closed and management continually evaluates statutes of limitations, audits, proposed settlements, changes in tax law, and authoritative rulings.

If applicable, the Company would recognize interest and penalties associated with uncertain tax positions as part as part of the income tax provision and would include accrued interest and penalties with the tax liability. There were no interest and penalties paid during 2016.

## 2. Summary of significant accounting policies (continued)

### Advertising

The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the year ended December 31, 2016 was $21,771.

### Subsequent events

In accordance with FASB ASC Topic 855, *Subsequent Events* (after December 31, 2016) have been evaluated through March 10, 2017, which is the date the financial statements were available to be issued.

## 3. Receivable from and deposit with clearing organization

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2016 and received in January 2017. The minimum deposit of $50,000 with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Amounts receivable from one clearing organization at December 31, 2016 amounted to $504,191. This receivable was collected in January 2017.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

## 4. Property and equipment

Property and equipment are summarized as follows:

| | |
|---|---|
| Furniture and equipment | $ 469,985 |
| Improvements | 9,447 |
| Less: accumulated depreciation | (479,432) |
| | $ 0 |

Depreciation expense for the year ended December 31, 2016 amounted to $0.

ANDREW GARRETT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

## 5. Subordinated borrowings

The Company has a subordinated loan agreement with RBC Correspondent Services, a division of RBC Capital Markets Corporation in the amount of $200,000 which mature on December 31, 2019 and bear interest at the 30 day London Interbank Offered Rate (LIBOR) (0.62% as of December 31, 2016) plus 4% per annum. FINRA has found the referenced agreement acceptable as a satisfactory subordination agreement effective as of December 31, 2016. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. For the year ended December 31, 2016, the total interest expense was $9,077.

## 6. Income taxes

The provision for income taxes is summarized as follows:

| | |
|---|---|
| Current tax expense: | |
| Federal | $ -- |
| State | 3,650 |
| Total provision for income taxes | $ 3,650 |

At December 31, 2016 the Company had federal net operating loss carry-forwards of approximately $734,000 that can be deducted against future taxable income that expire in 2030, approximately $309,000 that expire in 2032, approximately $249,000 that expire in 2034, and approximately $81,000 that expire in 2035. The amount and availability of any net operating loss carry forwards will be subject to limitations set forth in the Internal Revenue Code.

The deferred tax asset associated with these NOLs has been fully eliminated by a corresponding tax allowance.

## 7. Net capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016, the Company had net capital of $275,000, which was $175,000 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 4.15 to 1 as of December 31, 2016.

## ANDREW GARRETT, INC.
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2016

### 8. Commitments and contingencies

The Company leases 2 offices under long-term leases which expire through 2016 and several other offices on a month-to-month basis. Total rent expense under these operating leases for the year ended December 31, 2016 was $271,423.

Future minimum annual rental payments, exclusive of escalation payments for taxes under operating leases are as follows:

| Year ending December 31: | |
|---|---|
| 2017 | $265,439.73 |
| 2018 | 272,012.39 |
| 2019 | 280.172.77 |
| 2020 | 288,578.00 |
| 2021 | 121,718.00 |
| | $1,227,920.89 |

### 9. Pending litigation, claims, and assessments

The company currently has four active litigations/arbitrations pending. The complaining parties have alleged claims asserting breaches of contractual, statutory and common law obligations. The company denies each and every claim and is vigorously defending the same. No amount has been accrued in the financial statements since the outcome of these matters are still uncertain.

### 10. 401 (k) plan

Substantially all of the Company's employees may elect to defer a portion of their annual compensation in the Company-sponsored 401(k) tax-deferred savings plan. The Company does not make matching contributions into this plan. During the year ended December 31, 2016, the Company did not make any matching contributions for this plan.